November 17, 2004

Office of Records
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Dreyfus Socially Responsible Growth Fund, Inc.
        File No. 811-08673

Ladies and Gentlemen:

        Transmitted for filing is Form N-Q for the above-referenced Registrant for the
quarter ending September 30, 2004.

        Please direct any questions or comments to the attention of the undersigned at
(212) 922-6883.

                                        Very truly yours,

                                        /s/ Kiesha Astwood
                                        Kiesha Astwood